# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WhiteFiber, Inc., CIK 0002042022
CUSIP: G96115103
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: 31 Hudson Yards, Floor 11, Suite 30, New York, New York (NY), 10001
Date of event which requires filing of this statement: 08/21/2026
Filed by CIK 0001710350
Persons authorized to receive notices and communications: Sam Tabar, 31 Hudson Yards, Floor 11, Suite 30, New York, New York (NY), 10001, 646-801-0779

## Reporting persons
- Bit Digital, Inc. (CIK 0001710350): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 27,043,750; shared voting power 0; sole dispositive power 27,043,750; shared dispositive power 0; aggregate amount beneficially owned 27,043,750 (59.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.01 per share
Name of issuer: WhiteFiber, Inc.
Address of issuer's principal executive offices: 31 Hudson Yards, Floor 11, Suite 30, New York, New York (NY), 10001
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 8, 2025 (the "Original Schedule 13D"), by Bit Digital, Inc., a Cayman Islands exempted company ("Bit Digital" or the "Reporting Person"), relating to the Ordinary Shares, par value $0.01 per share (the "Ordinary Shares"), of WhiteFiber, Inc., a Cayman Islands exempted company (the "Issuer"). Except as specifically amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Original Schedule 13D.

This Amendment reflects (i) the Reporting Person's entry into a lock-up agreement described in Item 6 below and (ii) a decrease in the Reporting Person's percentage of beneficial ownership of the Issuer's Ordinary Shares resulting solely from an increase in the number of Ordinary Shares issued and outstanding, without any change in the number of Ordinary Shares beneficially owned by the Reporting Person.

## Item 2. Identity and Background
Name of person filing: Bit Digital, Inc.
Residence or business address: 31 Hudson Yards, Floor 11, Suite 30, New York, NY, 10001
Present principal occupation or employment: Bit Digital, Inc. is a holding company that is primarily engaged in the digital asset mining business, high performance computing ("HPC") business and Ethereum staking activities through its wholly owned subsidiaries.
Criminal convictions in the last five years: No criminal proceedings
Civil proceedings (securities laws) in the last five years: No civil proceedings.
Citizenship: Cayman Islands

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following:

On August 21, 2026, in connection with an offering by the Issuer of Convertible Senior Notes (the "Notes") issued pursuant to a purchase agreement with Barclays Capital Inc., as representative of the several initial purchasers named therein (the "Representative"), and reoffered by the initial purchasers in exempt resales (the "Offering"), Bit Digital entered into a lock-up letter agreement with the Representative (the "Lock-Up Agreement"), as described in Item 6 below. In connection with such transaction, the Issuer has issued additional Ordinary Shares since the date of the Original Schedule 13D, which has resulted in a decrease in the Reporting Person's percentage beneficial ownership of the outstanding Ordinary Shares, as reflected in Item 5 below. The Reporting Person did not sell, transfer or otherwise dispose of any Ordinary Shares in connection with this change, and the number of Ordinary Shares beneficially owned by the Reporting Person is unchanged from the Original Schedule 13D.

Except as set forth in this Amendment, the Reporting Person does not have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment, the Reporting Person beneficially owns 27,043,750 Ordinary Shares, representing approximately 59.9% of the Issuer's issued and outstanding Ordinary Shares. This percentage is based on approximately 45,119,652 Ordinary Shares issued and outstanding as reported on the most recent Form 10-Q filed by the Issuer as adjusted for the additional Ordinary Shares issued in connection with the transaction described above.

The decrease in the Reporting Person's percentage of beneficial ownership from the 74.3% reported in the Original Schedule 13D is attributable solely to the increase in the Issuer's total outstanding Ordinary Shares and not to any sale, transfer or other disposition of Ordinary Shares by the Reporting Person, the number of which remains unchanged at 27,043,750 shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over all 27,043,750 Ordinary Shares beneficially owned by it, subject to the restrictions on transfer, sale and other disposition described in Item 6 below during the Restricted Period referred to therein. The Reporting Person has no shared voting power or shared dispositive power with respect to any Ordinary Shares.
Transactions in the class effected during the past sixty days: Except for entry into the Lock-Up Agreement described in Item 6 below, the Reporting Person has not effected any transaction in the Ordinary Shares during the past 60 days. The change in the Reporting Person's percentage beneficial ownership described in paragraph (a) above did not result from any transaction effected by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following:

In connection with the closing of the transaction that occurred on August 21, 2026, Bit Digital entered into a lock-up letter agreement (the "Lock-Up Agreement") in favor of Barclays Capital Inc., as representative of the several initial purchasers of the Notes issued by the Issuer pursuant to a purchase agreement (the "Purchase Agreement"). Pursuant to the Lock-Up Agreement, Bit Digital has agreed that, during the period beginning on August 18, 2026 and continuing to and including the date that is 60 days after the date of the offering memorandum relating to the Offering (the "Restricted Period"), it will not, directly or indirectly, without the prior written consent of the Representative, offer, sell, contract to sell, pledge, grant any option to purchase, file (or participate in the filing of) a registration statement with respect to, make any short sale of, enter into any hedging transaction with respect to, or otherwise dispose of, any Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares beneficially owned by Bit Digital (the "Lock-Up Shares"), or publicly disclose an intention to do any of the foregoing.

The Lock-Up Agreement (which was executed on August 13, 2026) is subject to customary exceptions, including transfers by bona fide gift, for estate planning purposes, to affiliates or controlled entities, by will or intestate succession, pursuant to a qualified domestic order or divorce settlement, pursuant to a Rule 10b5-1 trading plan that does not permit sales during the Restricted Period, to satisfy tax withholding obligations under equity incentive plans, pursuant to pre-existing repurchase or forfeiture arrangements, in connection with cashless exercises, transfers of shares acquired in open-market purchases after the Offering (provided no public filing is required or made), transfers in connection with a bona fide third-party change of control transaction approved by the Issuer's board of directors, and the filing (on or after September 1, 2026) of a registration statement or prospectus supplement covering the Lock-Up Shares, provided that no sales are made thereunder during the Restricted Period.

The Lock-Up Agreement does not affect the number of Ordinary Shares beneficially owned by the Reporting Person, and the Reporting Person retains sole voting power over all such shares. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 99.1 to this Amendment and incorporated herein by reference.

Except as described above and in the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by adding the following:

Exhibit 99.1 - Form of Lock-Up Agreement, between Bit Digital, Inc. and Barclays Capital Inc., as Representative of the several Initial Purchasers.

## Signatures
- Bit Digital, Inc.: /s/ Erke Huang, Erke Huang, Chief Financial Officer; Principal Accounting Officer (08/25/2026)